Filed pursuant to Rule 433

Registration Statement No. 333-148982

The letter below is the cover letter used when sending out a prospectus package.

A special company with a special task in a special country

Thank you for your interest in Zion Oil and Gas. Please find enclosed a copy of our Prospectus and our Subscription Agreement and a Subscription Agreement Reference Sheet.

Zion Oil & Gas, Inc. (Amex: ZN) recently filed a registration statement with the SEC, for a follow-on public offering of a minimum of 325,000 units, up to a maximum of 2,500,000 units, at $10.00 per unit. Each unit will consist of one share of Zion's common stock and one warrant to purchase a share of Zion's common stock at $7.00 per share.

To purchase units, please complete the enclosed Subscription Agreement and return it, together with either:

(1) your payment check made out to Sterling Trust Company Escrow Agent FBO Zion Oil Subscribers, or

(2) wire transfer of funds (instructions are available at the bottom of the second page of the Subscription Agreement).

Please mail your form and payment directly to Brockington Securities, Inc - at the address shown at the bottom of the second page of the Subscription Agreement.

We realize that the Subscription Agreement requires a significant amount of detailed information, so we appreciate your willingness to comply with the SEC and Patriot Act requirements for a valid subscription. Please note that errors in either your Subscription Agreement or payment may result in delays to your purchase, and you may have to resubmit either the paperwork or your payment. We urge you to please refer to the enclosed Subscription Agreement Reference Sheet and take an extra minute or two to review your form to be sure it is completed both fully and correctly.

At any time, you can visit www.zionoil.com where you will be able to download and print copies of both the Company's Prospectus and the Subscription Agreement. Copies of the Company's full registration statement (including the Prospectus) and exhibits can also be found on the SEC's website, free of charge, at www.sec.gov.

If you have any questions, or concerns, or would like personal assistance filling out your paperwork, you can access instructions by contacting:

(1) Zion Oil and Gas Inc: Please telephone 1-888-891-9466 (1-888-TX1-ZION) and select from the telephone menu Option 2

(2) Brockington Securities, Inc (to speak with a broker): You may telephone 1-888-891-9466 (1-888-TX1-ZION) and select from the telephone menu Option 3, or you may dial them direct at 631-234-0408

(3) or visit us on the web at www.zionoil.com

Thank you for your support of Zion Oil & Gas Inc.

NOTICE

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Direct links to the SEC location, or to the documents in PDF, may be found on the Zion's website at www.zionoil.com.